Writer’s E-Mail: cdavis@kkwc.com
Writer’s Direct Dial: 212.880.9865

May 2, 2014

VIA EMAIL AND EDGAR

Geoff Kruczek
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Echo Therapeutics, Inc.
Echo Therapeutics, Inc.
Revised Preliminary Proxy Statement filed by Platinum Partners Value
Arbitrage Fund, L.P., et al. (the “Proxy Statement”)
Filed on April 28, 2014
File No. 001-35218

Dear Mr. Kruczek:

We acknowledge receipt of the letter of comment dated May 1, 2014 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Staff”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Platinum Management (NY) LLC and the other participants named in the Preliminary Proxy Statement (collectively, “Platinum”) and provide the following supplemental responses on their behalf.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Background to the Solicitation, page 3

1.	Please expand your revisions added in response to prior comment 5 to clarify the “certain” actions and steps mentioned in the August 30, 2013 entry, and explain how they will “unlock value.”

Platinum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see the enclosed changed pages.

Office of Mergers and Acquisitions
May 2, 2014

Reasons for the Solicitation, page 4

2.
We note your response to prior comment 10. If you or your nominee do not currently have specific plans to address the concerns noted in your disclosure, please revise to state so directly. Also, if Shepard Goldberg does not own any Company shares, please revise to disclose that fact.

Platinum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see the enclosed changed pages.  On a supplemental basis, we note that Mr. Goldberg’s ownership is disclosed on page 6 of the Proxy Statement.

Poor Stock Price Performance, page 4

3.	Move footnote 1 closer to the appearance of the table in which it is used. Currently, it appears on a different page and separated by several different subsections of disclosure.

Platinum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please note that this is an “edgar” formatting issue and, as such, will be corrected in Platinum’s next filing with the Staff.

Questionable Strategic Decisions by the Board and Management, page 4

4.	We note your revisions in response to prior comment 14. Disclose the basis for characterizing Mr. Doman’s compensation as “generous.”

Platinum acknowledges the Staff’s comment.  On a supplemental basis, we note that it is Platinum’s belief that an efficient search for a permanent CEO for the Company should have been done in a reasonable amount of time, and certainly before late March 2014. Platinum, and presumably other stockholders and the market as a whole, was quite surprised to learn on March 27, 2014 that the Board had previously put its search for a permanent CEO on hold and was just then reinitiating the search.  Mr. Doman continued to receive interim CEO compensation during this extended period of approximately six months during which no CEO search was being conducted despite material public disclosures to the contrary.  Accordingly, Platinum feels that it has a reasonable factual basis to characterize the compensation currently being collected by Mr. Doman during his extended stay as interim CEO as “generous.”

Our Nominee, page 6

5.	Please revise your disclosure to include the substance of your response to prior comment 17.

Platinum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see the enclosed changed pages.

Office of Mergers and Acquisitions
May 2, 2014

6.
We note the reference to your nominee’s experience as a director of Forticell Bioscience. Please revise to disclose, if true, that such company filed a bankruptcy petition and did not timely file its periodic and current reports under the Exchange Act, leading to the revocation of the registration of its securities in 2013.

Platinum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see the enclosed changed pages.

7.	Please support your disclosure that Emisphere Technologies is “charting new frontiers” in drug delivery.

Platinum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see the enclosed changed pages.

*           *           *

In connection with responding to the Staff’s comments, a certificate signed by Platinum Long Term Growth VII, LLC containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned at (212) 880-9865 or with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

                                                                                                /s/ Christopher P. Davis
                                                                                                   Christopher P. Davis

Cc:  Daniel F. Duchovny
       David Ottensoser

Exhibit A

Acknowledgment

                In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Preliminary Proxy Statement on Schedule 14A filed by the undersigned on April 17, 2014 (the “Proxy Statement”), the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page on next page]

[Acknowledgement Signature Page]

                                                                                                                   PLATINUM LONG TERM GROWTH VII, LLC
                                                                                                                By: Platinum Liquid Opportunity Management (NY) LLC, as
                                                                                                                 Investment Manager

                                                                                                            By:  /s/ Uri Landesman
                                                                                                                                        Uri Landesman,
                                                                                                                        President